                                                            OMB APPROVAL

                                                  OMB Number:        3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No._________)*

                            Empire of Carolina, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   292007-10-1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

           Edmund H. Shea, Jr., 655 Brea Canyon Road, Walnut, CA 91789
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 19, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                      (Continued on the following page(s))
                               Page 1 of 24 Pages

-------------------------------------------------------------------------------
CUSIP No. 292007-10-1                 13D                   Page 2 of 24 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            J.F. Shea Co., Inc.
            94-1530032
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
             WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
              Nevada
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |     900,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |     900,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            900,000
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
            CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 292007-10-1                 13D                   Page 3 of 24 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John F. Shea
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
             00
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
              U.S.A.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |     900,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |     900,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            900,000
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
            IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 292007-10-1                 13D                   Page 4 of 24 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Edmund H. Shea, Jr.
            ###-##-####
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
             00
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
              U.S.A.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |     900,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |     900,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            900,000
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
            IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 292007-10-1                 13D                   Page 5 of 24 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Peter O. Shea
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
             OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
              U.S.A.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |     900,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |     900,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            900,000
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
            IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No. 292007-10-1                 13D                   Page 6 of 24 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James G. Shontere
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
             OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
              U.S.A.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |     900,000
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |     900,000
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            900,000
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
            IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                    Page    7    of   24   Pages
                                                         -------    ------


Item 1.    Security and Issuer.

           This statement relates to the common stock, par value $.10 per share ("Common Stock"), of Empire of Carolina, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 5150 Linton Boulevard, Delray Beach, Florida 33484. The shares of Common Stock that are the subject of this statement are issuable upon conversion of shares of the Company's Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), initially at a conversion rate of one share of Common Stock for each $1.25 Stated Amount of Series A Preferred Stock, and warrants (the "Warrants") to purchase shares of Common Stock at a price of $1.325 per share, subject to adjustment in certain instances.


Item 2.    Identity and Background.

           This statement is filed jointly by J.F. Shea Co., Inc., John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere (the "Reporting Persons"). (J.F. Shea Co., Inc. ("J.F. Shea")), a corporation organized under the laws of Nevada, whose business address is 655 Brea Canyon Road, Walnut, California 91789. J.F. Shea's principal business is heavy construction and residential and commercial construction. During the past five years, J.F. Shea has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           John F. Shea is a Director and President of J.F. Shea, Edmund H. Shea, Jr. is a Director and Vice President of J.F. Shea., Peter O. Shea is a Director and Vice President of J.F. Shea and James G. Shontere is a Director, Treasurer and Secretary of J.F. Shea. The business address for each of the foregoing Reporting Persons is 655 Brea Canyon Road, Walnut, California 91789. Each of Messrs. John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere is a citizen of the United States. During the past five years, each of Messrs. John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have such Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                    Page    8    of   24   Pages
                                                         -------    ------


Item 3.    Source and Amount of Funds or Other Consideration.

           J.F. Shea acquired the Series A Preferred Stock and Warrants from the Company for a purchase price of $1,000,000 with funds provided from working capital. In no case were any funds borrowed.

Item 4.    Purpose of Transaction.

           The Series A Preferred Stock and Warrants were purchased from the Company in a private placement (the "Private Placement") to accredited investors. The Series A Preferred Stock and Warrants where acquired by J.F. Shea solely for investment purposes and not for the purpose of acquiring control of the Company.

           The Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs
           (a) through (j), inclusive, of Item 4 of Schedule 13D except to the extent described in Item 6 hereof, to which reference is hereby made. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.    Interest in Securities of the Issuer.

           (a) J.F. Shea is the beneficial owner of a total of 900,000 shares of Common Stock, consisting of (i) 800,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Series A Preferred Stock and (ii) 100,000 shares of Common Stock issuable upon exercise of the Warrants, representing approximately 9.5% of the issued and outstanding shares of Common Stock of the Company. Messrs. John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere, in their capacity as directors of J.F. Shea, share voting and dispositive power with respect to such securities and may be deemed to be the beneficial owners of such securities.

                  The percentage of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 8,553,564 shares of Common Stock outstanding.

           (b)    Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                                    ---------

                                                    Page    9    of   24   Pages
                                                         -------    ------


                  (ii)     shared power to vote or to direct the vote:

                           Messrs. John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere share the power to vote or to direct the vote of those shares owned by J.F. Shea.

                  (iii) sole power to dispose or to direct the disposition of:

                                    ---------

                  (iv) shared power to dispose of or to direct the disposition of:

                           Messrs. John F. Shea, Edmund H. Shea, Jr., Peter O. Shea and James G. Shontere share the power to dispose of or to direct the disposition of those shares owned by J.F. Shea.

           (c)    Inapplicable

           (d)    Inapplicable

           (e)    Inapplicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Except as contemplated by the Securities Purchase Agreement, as amended, (the "Securities Purchase Agreement"), among the Company, HPA Associates, LLC ("HPA") and EMP Associates LLC ("EMP"), and the Warrant Agreement dated as of June 17, 1997 between the Company and the holders from time to time of the Warrants (the "Warrant Agreement"), and to the extent described in this Item 6 below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of such Reporting Persons and any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship involving the transfer or voting of any securities, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions or loss, or the giving or withholding of proxies).

           Under the terms of the Warrant Agreement and the subscription agreements between the Company and the purchasers of Series A Preferred Stock in the Private Placement, the Company is required to prepare and file a registration statement with the Securities and Exchange Commission (the "SEC") with respect to the Series A Preferred Stock, the Warrants and the shares of Common Stock underlying the Warrants and the Series A Preferred Stock. The Certificate of Designation of the Series A Preferred Stock provides

                                                   Page    10    of   24   Pages
                                                        --------    ------


           that holders of Series A Preferred Stock shall have the right, voting separately as a class, to elect two members of the Board of Directors of the Company and to approve any expansion of the Company's Board of Directors beyond five members. In addition, purchasers of the Series A Preferred Stock have agreed to vote in favor of, and have granted a proxy to Charles S. Holmes and James Pinto (principals of HPA) to vote in favor of, a proposal to amend the Certificate of Incorporation of the Company to increase the number of authorized shares of Common Stock of the Company from 30 million to 60 million and to provide that the Company's Board of Directors shall consist of up to eight members.

Item 7.    Materials to be Filed as Exhibits.

           (1) Certificate of Designation relating to Series A Preferred Stock, incorporated by reference to Exhibit 3.5 of the Company's Current Report on Form 8-K filed with the SEC on June 30, 1997.

           (2) Warrant Agreement dated as of June 17, 1997 between the Company and the holders from time to time of the Warrants, incorporated by reference to Exhibit 4.8 of the Company's Current Report on Form 8-K filed with the SEC on June 30, 1997.

           (3) Securities Purchase Agreement dated as of May 5, 1997 among the Company, HPA and EMP, incorporated by reference to Exhibit
                  10.40 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1997.

           (4) Amendment No. 1 dated as of June 5, 1997 to Securities Purchase Agreement dated as of May 5, 1997 among the Company, HPA and EMP, incorporated by reference to Exhibit 10.41 of the Company's Current Report on Form 8-K filed with the SEC on June 30, 1997.

           (5) Letter of the Company to Pellinore Securities Corp., Axiom Capital Management, Inc., and Commonwealth Associates, Inc., regarding the registration rights provisions affecting the Series A Preferred Stock, incorporated by reference to Exhibit
                  10.43 of the Company's Current Report on Form 8-K filed with the SEC on June 30, 1997.

           (6) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.

           (7) Supplement to Subscription Agreement regarding purchase of the Company's Series A Preferred Stock dated as of June 10, 1997, with Registration Rights attached.

                                                   Page    11    of   24   Pages
                                                        --------    ------


                                   SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   July 31, 1997                      J. F. Shea Co., Inc.
         Walnut, California

                                            By:      /s/ Edmund H. Shea, Jr.
                                                     -------------------------
                                                     Edmund H. Shea, Jr.,
                                                     Vice President


Dated:   July 31, 1997
         Walnut, California                 /s/ John F. Shea
                                            ------------------------------------
                                             John F. Shea


Dated:   July 31, 1997
         Walnut, California                 /s/ Edmund H. Shea, Jr.
                                            ------------------------------------
                                             Edmund H. Shea, Jr.


Dated:   July 31, 1997
         Walnut, California                 /s/ Peter O. Shea
                                            ------------------------------------
                                             Peter O. Shea


Dated:   July 31, 1997
         Walnut, California                 /s/ James G. Shontere
                                            ------------------------------------
                                             James G. Shontere

                                                   Page    12    of   24   Pages
                                                        --------    ------


                                  EXHIBIT INDEX


Exhibit No.                                                                Page


     (1)          Certificate of Designation relating to Series A
                  Preferred Stock, incorporated by reference to
                  Exhibit 3.5 of the Company's Current Report on Form 8-K filed with the SEC on June 30, 1997.

     (2) Warrant Agreement dated as of June 17, 1997 between the Company and the holders from time to time of the Warrants, incorporated by reference to Exhibit 4.8 of the Company's Current Report on Form 8-K filed with the SEC on June 30, 1997.

     (3) Securities Purchase Agreement dated as of May 5, 1997 among the Company, HPA and EMP, incorporated by reference to Exhibit 10.40 of the Company's
                  Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1997.

     (4) Amendment No. 1 dated as of June 5, 1997 to Securities Purchase Agreement dated as of May 5, 1997 among the Company, HPA and EMP, incorporated by reference to Exhibit 10.41 of the Company's Current Report on Form 8-K filed with the SEC on June 30, 1997.

     (5) Letter of the Company to Pellinore Securities Corp., Axiom Capital Management, Inc., and Commonwealth Associates, Inc., regarding the registration rights provisions affecting the Series A Preferred Stock, incorporated by reference to Exhibit 10.43 of the Company's Current Report on Form 8-K filed with the SEC on June 30, 1997.

     (6) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.

     (7) Supplement to Subscription Agreement regarding purchase of the Company's Series A Preferred Stock dated as of June 10, 1997, with Registration Rights attached.

                                                   Page    13    of   24   Pages
                                                        --------    ------


                                    EXHIBIT 6

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Empire of Carolina, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


Dated:   July 31, 1997                         J. F. Shea Co., Inc.
         Walnut, California

                                               By:     /s/ Edmund H. Shea, Jr.
                                                   -----------------------------
                                                       Edmund H. Shea, Jr.,
                                                       Vice President

Dated:   July 31, 1997
         Walnut, California                    /s/ John F. Shea
                                               ---------------------------------
                                               John F. Shea

Dated:   July 31, 1997
         Walnut, California                    /s/ Edmund H. Shea
                                               ---------------------------------
                                               Edmund H. Shea, Jr.

Dated:   July 31, 1997
         Walnut, California                    /s/ Peter O. Shea
                                               ---------------------------------
                                               Peter O. Shea

Dated:   July 31, 1997
         Walnut, California                    /s/ James G. Shontere
                                               ---------------------------------
                                               James G. Shontere

                                                   Page    14    of   24   Pages
                                                        --------    ------


                                    EXHIBIT 7


                     Name of Subscriber ___________________

                     Investment Amount: $__________________

                            EMPIRE OF CAROLINA, INC.

                      SUPPLEMENT TO SUBSCRIPTION AGREEMENT

                                       As of June 10, 1997

Empire of Carolina, Inc.
5150 Linton Boulevard
Delray Beach, Florida  33484
Attention:  President

Ladies & Gentlemen:

         Reference is made to a Subscription Agreement executed by the undersigned (the "Subscriber") for Unit(s) offered pursuant to the Private Offering Memorandum dated May 23, 1997 ("Memorandum") of Empire of Carolina, Inc. (the "Company") covering the offering of up to 160 Units, at $100,000 per Unit. Each of the Units consists of 10,000 shares of Series A Preferred Stock convertible into Common Stock and a Warrant for 10,000 shares of Common Stock of the Company.

         The Subscriber:

         (i) acknowledges that such Subscriber has received and read Supplement No. 1 to the Memorandum dated June 10, 1997 and the Memorandum;

         (ii) acknowledges that Supplement No. 1 describes material changes from information set forth in the Memorandum;

         (iii) hereby affirms its subscription as set forth in the Subscription Agreement and consents to the acceptance of its subscription and issuance and sale to it of Unit(s) at the initial or any subsequent closing of the Offering in accordance with the Memorandum as amended by Supplement No. 1. If any Subscriber does not wish to affirm its subscription, such Subscriber must so advise the Placement Agents and the Company in writing by 5:00 p.m. E.D.T. on Thursday, June 12, 1997;

         (iv) shall be obligated, upon acquisition of shares of Series A Preferred Stock pursuant hereto, to exercise the voting rights pertaining to such shares, at the next annual meeting of the stockholders of the Company or such subsequent stockholder meetings as may be

                                                   Page    15    of   24   Pages
                                                        --------    ------


         necessary in order to approve the matters specified hereafter, to amend the Company's certificate of incorporation to provide that the Company may issue up to 60,000,000 shares of Common Stock and to provide that the Company's Board of Directors shall consist of up to eight members, as may be determined by the Board of Directors from time to time. In furtherance thereof, the Subscriber hereby appoints Charles Holmes and James Pinto, and each of them, as proxies, with full power of substitution, to vote the shares of Series A Preferred Stock being acquired by the Subscriber pursuant hereto as specified in the preceding sentence, and to attend any meeting of stockholders required therefore, hereby acknowledging that the proxy granted pursuant hereto is coupled with an interest and is irrevocable;

         (vi) if a U.S. Subscriber, has completed Internal Revenue Service form W-9 and attached the original hereto;

         (vii) if a non-U.S. Subscriber, has completed Internal Revenue Service Form W-8 and attached the original hereto; and

         (viii) acknowledges receipt and agrees to be bound by the terms of the Registration Rights with respect to the Series A Preferred Stock, appended hereto.


                                 --------------------------------------
                                 Name of Subscriber (please print)

                                 -------------------------------------
                                 Signature

                                 -------------------------------------
                                 Capacity in which signed (if not an individual)

                                                   Page    16    of   24   Pages
                                                        --------    ------


                                              APPENDIX TO SUBSCRIPTION AGREEMENT

                               REGISTRATION RIGHTS

                  Capitalized terms used in this Appendix that are not otherwise defined are used with the meanings given to them in the Certificate of Designation for the Series A Preferred Stock of Empire of Carolina, Inc. (the "Company") (the "Certificate of Designation") to be purchased pursuant to the Subscription Agreement to which this Appendix is attached.

                           (a) Shelf Registration. Within 180 days from the
first date of issuance of the Series A Preferred Stock, the Company shall cause to be filed a registration statement (a "Shelf Registration") on Form S-3 or any other appropriate form under the Securities Act of 1933 (the "Securities Act") for an offering to be made on a delayed or continuous basis pursuant to Rule 415 thereunder or any similar rule that may be adopted by the Securities and Exchange Commission (the "Commission") and permitting (i) sales of shares ("Preferred Shares") of Series A Preferred Stock, both in ordinary course brokerage or dealer transactions or in any other transfer for consideration not involving an underwritten public offering, and (ii) the sale in such transactions of shares of Common Stock ("Common Shares") of the Company into which Preferred Shares may be converted ("Converted Common Shares") pursuant to the Certificate of Designation (together, the "Registrable Securities") (and in both cases shall register or qualify the shares to be sold in such offering under such other securities or "blue sky" laws, if any, as would be required pursuant to paragraph (d)(ii) hereof). Prior to the filing of the Shelf Registration or any supplement or amendment thereto, the Company shall furnish copies of the Shelf Registration or such amendment to one counsel designated by HPA Associates, LLC ("HPA"), and will not file the Shelf Registration or such amendment without the prior consent of such counsel, which consent shall not be unreasonably withheld. The Company shall use its reasonable efforts to (1) cause the Shelf Registration to be declared effective by the Commission as soon as practicable after its filing with the Commission and (2) keep the Shelf Registration continuously effective, subject to paragraph (c) below. The Company shall, if necessary, supplement or make amendments to the Shelf Registration, if required by the registration form used by the Company for the Shelf Registration or by the instructions applicable to such registration form or by the Securities Act or the rules or regulations thereunder or as may reasonably be requested by HPA. The Company shall pay all Registration Expenses incurred in connection with the Shelf Registration.

                           (b) Piggyback Registration. The following provisions
apply at any time prior to the later of June __, 2000 and the date upon which the right to Piggyback Registration is no longer held by any holder of the Company's Series C Preferred Stock (or, with respect to Registrable Securities that are owned by HPA, Charles S. Holmes or James J. Pinto, or any direct or indirect transferees of Registrable Securities from them in a transaction not involving a public offering (such parties being referred to as "HPA Parties" and such Registrable Securities as "HPA Party Shares"), so long as HPA Party Shares are held by an HPA Party who is an affiliate of the Company for purposes of Rule 144 (as defined below)). Whenever the Company proposes to file a registration statement under the Securities Act with respect to an underwritten public offering of Preferred Shares or Common Shares by the Company for its own account or for the account of any other

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holder of Preferred Shares or Common Shares or any other security convertible into Common Shares, the Company shall give at least 30 days' written notice before the anticipated filing date (the "Offering Notice") of such proposed filing to each person identified on the transfer records of the Company (a "Holder") as holding Preferred Shares that are convertible into at least 50,000 Common Shares or at least 50,000 Converted Common Shares, or Preferred Shares and Converted Common shares that aggregate the equivalent of 50,000 Common Shares upon conversion. Such Offering Notice shall offer all such Holders the opportunity to register such number of Preferred Shares, Common Shares or HPA Party Shares as each such Holder may request in writing, which request for registration (each, a "Piggyback Registration", with the rights to registration thereof being referred to as "Piggyback Rights") must be received by the Company within 15 days after the Offering Notice is given. The Company shall use all reasonable efforts to cause the managing underwriter or underwriters of a proposed underwritten offering to permit the Holders of the Registrable Securities requested to be included in the registration for such offering to include such Registrable Securities in such offering on the same terms and conditions as the securities of the Company included therein. Notwithstanding the foregoing, if the managing underwriter or underwriters of a proposed underwritten offering advise the Company in writing that in its or their opinion the number of Registrable Securities proposed to be sold in such offering exceeds the number of Registrable Securities that can be sold in such offering without adversely affecting the market for the Company's securities or the price that may be obtained in such offering, the Company shall include in such registration the number of Registrable Securities that in the opinion of such managing underwriter or underwriters can be sold without adversely affecting the market for the Preferred Shares or the Common Shares or the price to be received in such offering. In such event, the number of Registrable Securities, if any, to be offered for the accounts of Holders shall be reduced pro rata on the basis of the relative number of any Registrable Securities requested by each such Holder to be included in such registration to the extent necessary to reduce the total number of Registrable Securities to be included in such offering to the number recommended by such managing underwriter or underwriters, provided that if any other Person has rights to a Piggyback Registration with respect to the same underwritten public offering, the rights of the Holders to sell their securities together with such other Persons holding Piggyback Rights shall be cut back proportionately (in relation to the number of shares that each Person so participating in the Piggyback Registration has requested to be included (using Converted Common Share equivalents in a case in which a cutback is required of a Piggyback Registration of Preferred Shares) compared to the number of all shares with respect to which inclusion has been properly required), except to the extent that the instrument governing such other Piggyback Rights specifically provides that the rights held by such other Person either take precedence over or shall be subordinated to the Piggyback Rights held by the Holder hereunder, it being understood that the rights of holders of Series A Preferred Stock hereunder take precedence as to cutbacks over the rights of holders of Series C Preferred Stock. The Company shall pay all Registration Expenses incurred in connection with any Piggyback Registration.

                           (c) Termination of Registration Rights; Provision of
Rule 144 Information. As used in this section "affiliate" has the meaning given to it in Rule 144 under the Securities Act ("Rule 144"). The registration rights provided hereunder shall continue so long as any Series A Shares and Converted Common Shares remain outstanding and shall then terminate

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(except in the case of HPA Party Shares), provided that (i) the Company shall be entitled to remove from registration under paragraph (a) Preferred Shares held by Persons (other than HPA Persons who are affiliates of the Company) who have acquired such Preferred Shares or Converted Common Shares for consideration pursuant to a transaction covered by the registration provided by paragraph (a), or (ii) at any time after two years after the date of the issuance of the Preferred Shares, so long as the Preferred Shares and Converted Common Shares are freely tradable under Rule 144 in the hands of Persons who are not affiliates of the Company, (A) the Company shall be entitled to remove Registrable Securities held by non-affiliates from registration under paragraph
(a) and, (B) if no HPA Person remains an affiliate of the Company, or no HPA Person who is an affiliate of the Company owns more than 1% of the then outstanding Preferred Shares of Common Shares, registration of the Preferred Shares or Converted Common Shares (as applicable) under paragraph (a) shall no longer be required. Registration may terminate under paragraph (a) with respect to HPA Party Shares when, and to the extent that, no HPA Person who remains an affiliate of the Company owns more than 1% of the then outstanding Preferred Shares or Common Shares.

                  For a period of at least two years, and continuing while any HPA Person remains an affiliate of the Company and continues to hold Preferred Shares or Converted Common Shares, the Company shall be required (i) to file such reports under the Exchange Act, or otherwise make publicly available such information, as may be required by section (c) of Rule 144 in order for sales to be permitted under the provisions of Rule 144 and (ii) to provide confirmation of such filing or availability upon request to any Holder or HPA Person who seeks to rely upon Rule 144 (other than section (k) thereof) in the sale of Preferred Shares or Converted Common Shares.

                           (d) Registration Procedures. Whenever Registrable
Securities are to be registered pursuant hereto, the Company shall use its best efforts to effect the registration of Registrable Securities in accordance with the intended method of disposition thereof as expeditiously as practicable and, in connection with any such request, the Company shall as expeditiously as possible:

                                    (i) furnish to each seller of Registrable
Securities such number of copies of the registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as each seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

                                    (ii) if required, use best efforts to
register or qualify such Registrable Securities under such other securities or "blue sky" laws of such jurisdictions as any seller reasonably requests in writing and to do any and all other acts and things that may be reasonably necessary or advisable to register or qualify for sale in such jurisdictions the Registrable Securities owned by such seller; provided, however, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified, (ii) subject itself to taxation in any such jurisdiction, (iii) consent to general service of process in any such jurisdiction or (iv) provide any undertaking required by such other securities or "blue sky" laws or make any

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                                                   Page    19    of   24   Pages
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change in its charter or by-laws that the Board of Directors of the Company determines in good faith to be contrary to the best interest of the Company and its stockholders;

                                    (iii) use best efforts to cause the
Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

                                    (iv) notify each seller of such Registrable
Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and prepare and file with the Commission a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, in the use of a Piggyback Registration, that prior to the filing of such supplement or amendment, the Company shall furnish copies thereof to the Holders whose Registrable Securities are included in such registration, any underwriters and counsel for such Holders, and will not file such supplement or amendment without the prior consent of such counsel, which consent shall not be unreasonably withheld;

                                    (v) enter into customary agreements
(including an underwriting agreement in customary form) if the offering is an underwritten offering) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities;

                                    (vi) make available for inspection by any
seller of Registrable Securities and any attorney, accountant or other agent retained by any such seller (collectively, the "Inspectors"), all financial and other records, pertinent corporation documents and properties of the Company (collectively, the "Records") as are reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors, employees and agents to supply all information reasonably requested by any such Inspector in connection with such registration statement. Records that the Company determines, in good faith, to be confidential and that it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is, in the reasonable judgment of any Inspector, necessary to avoid or correct a misstatement or omission of a material fact in the registration statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court or governmental agency or competent jurisdiction or required (in the written opinion of counsel to such Holder or underwriter, which counsel shall be reasonably acceptable to the Company) pursuant to applicable state or federal law. Each seller of Registrable Securities shall be required to agree, however, that it will, upon learning that disclosure of such Records are sought by a court or governmental agency,

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                                                   Page    20    of   24   Pages
                                                        --------    ------


give notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential;

                                    (vii) if such sale is pursuant to an
underwritten offering, use reasonable efforts to obtain a "cold comfort" letter and updates thereof from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by "cold comfort" letters as the managing underwriter or underwriters reasonably request; and

                                    (viii) otherwise use its best efforts to
comply with all applicable rules and regulations of the Commission, and make generally available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of 12 months, beginning within three months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act.

                  Provided that the applicable listing requirements continue to be satisfied, the Company shall use its best efforts to maintain the listing of the Common Shares on the American Stock Exchange or, if such stock is delisted from the American Stock Exchange, to provide for the listing of the Common Shares on NASDAQ/NMS; and provided that such a listing continues to be in effect, the Company shall cause any Converted Common Shares to be listed on the applicable market. In the case of the Preferred Shares, if (i) Preferred Shares convertible into at least 500,000 Common Shares have been sold pursuant to one or more Piggyback Registrations or (ii) Holders of at least 10% of the then outstanding Preferred Shares request the Company to make a determination whether the public distribution and float of the Preferred Shares will qualify for such a listing and the Company determines that the applicable standards have been met, the Company shall use its best efforts to cause the Preferred Shares to be registered under the Securities Exchange Act of 1934 (the "Exchange Act") and to be listed for trading on each securities market, if any, on which the Common Shares are listed or, with the consent of the Company (which shall not be unreasonably withheld), on any other United States securities exchange that is registered under the Exchange Act or over-the-counter market that is maintained by the National Association of Securities Dealers, Inc.

                  The Company may require each seller or prospective seller of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding the distribution of such securities and other matters as may be required to be included in the registration statement.

                  Upon receipt of any notice from the Company of the happening of any event of the kind described in clause (iv), each holder of Registrable Securities shall forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by this clause (iv) and, if so directed by the Company, such holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. If the Company gives any such notice, the Company shall extend the period

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                                                   Page    21    of   24   Pages
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during which such registration statement shall be maintained effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice pursuant to clause (iv) to and including the date when each seller of Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated in clause (iv). Notwithstanding anything to the contrary set forth above in this paragraph, the Company may not require the holders of Registrable Securities to discontinue disposition of Registrable Securities for purposes of effecting a public offering of any securities of the Company by any of its securityholders (other than an offering made pursuant to a registration n Form S-8). Notwithstanding the foregoing, if the Company furnishes to the Holders a certificate signed by the Chief Financial Officer of the Company stating that (i) in the good faith judgment of the Board of Directors of the Company it would be significantly disadvantageous to the Company and its stockholders for any such Shelf Registration to be amended or supplemented and
(ii) the need for such an amendment or supplement is not caused by a proposed secondary public offering of securities of the Company by any of its securityholders (other than an offering made pursuant to a registration on Form S-8), the Company may defer such amending or supplementing of such Shelf Registration for not more than 45 days and in such event the Holders shall be required to discontinue disposition of any Registrable Securities covered by such Shelf Registration during such period. Notwithstanding the foregoing, in connection with any amendment or supplement required to reflect a public offering of securities by the Company, the Company shall file such amendment or supplement no later than the same day that it files a registration statement relating to such offering and shall provide written notice of the filing of such amendment of supplement to the holders of Registrable Securities promptly following such filing.

                           (e) Registration Expenses. The Company shall pay all
expenses incident to its performance of or compliance with this Agreement ("Registration Expenses"), regardless of whether such registration becomes effective including, without limitation, (a) all Commission, stock exchange or market and National Association of Dealers, Inc. registration and filing fees,
(b) all fees and expenses incurred in complying with securities or "blue sky" laws (including reasonable fees and disbursements of counsel in connection with "blue sky" qualifications of the Registrable Securities), (c) all printing, messenger and delivery expenses, (d) all fees and disbursements of the Company's independent public accountants and counsel, (e) all fees and expenses of any special experts retained by the Company in connection with any Piggyback Registration pursuant to the terms of this Agreement, and (f) the fees and disbursements of one counsel retained collectively by the Holders for a registration; provided, however, that the Company shall not pay the costs and expenses of any counsel, accountants or other representatives retained by the Holders, individually or in the aggregate.

                           (f) Indemnification; Contribution.

                                    (1) Indemnification by the Company. The
Company shall indemnify, to the fullest extent permitted by law, each Holder, its officers, directors and agents and each Person, if any, who controls such Holder (within the meaning of the Securities Act) (it being understood that, for these purposes, an HPA Person who is an affiliate of the Company shall be considered a Holder in respect of HPA Party Shares), against any and all losses, claims, damages,

                                                   Page    22    of   24   Pages
                                                        --------    ------


liabilities and expenses caused by any untrue or alleged untrue statements of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information with respect to such Holder furnished in writing to the Company by such Holder expressly for use therein or by such Holder's failure to deliver a copy of the prospectus or any supplements thereto after the Company has furnished such Holder with a sufficient number of copies of the same or by the delivery of prospectuses by such Holder after the Company notified such Holder in writing discontinue delivery of prospectuses. The Company also shall indemnify any underwriters of the Registrable Securities, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holders.

                           (2) Indemnification by Holders. In connection with
any registration statement in which a Holder is participating, each such Holder shall furnish to the Company in writing such information and affidavits with respect to such Holder as the Company reasonably requests for use in connection with any such registration statement or prospectus and agrees to indemnify, severally and not jointly, to the fullest extent permitted by law, the Company, its officers, directors and agents and each Person, if any, who controls the Company (within the meaning of the Securities Act) against any and all losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact or any omission or alleged omission of a material fact required to be stated in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue or alleged untrue statement or omission is contained in or improperly omitted from, as the case may be, any information or affidavit with respect to such Holder so furnished in writing by such Holder. Each Holder also shall indemnify any underwriters of the Registrable Securities, their officers and directors and each Person who controls such underwriter (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Company.

                           (3) Conduct of Indemnification Proceedings. Any party
that proposes to assert the right to be indemnified hereunder shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties hereunder, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve it from any liability that it may have to any indemnified party under the foregoing provisions unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the

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                                                   Page    23    of   24   Pages
                                                        --------    ------


defense of the action, with counsel reasonable satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnifying party in connection with the defense. If the indemnifying party assumes the defense, the indemnifying party shall have the right to settle such action without the consent of the indemnified party; provided, however, that the indemnifying party shall be required to obtain such consent (which consent shall not be unreasonably withheld) if the settlement includes any admission of wrongdoing on the part of the indemnified party or any decree or restriction on the indemnified party or its officers or directors; provided, further, that no indemnifying party, in the defense of any such action, shall, expect with the consent of the indemnified party (which consent shall not be unreasonably withheld), consent to entry of any judgement or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability with respect to such action against the indemnified party. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such action, but fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (a) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (b) the indemnified party has reasonably concluded (based on advise of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (c) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (d) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time from all such indemnified party or parties unless (x) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (y) an indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties or (z) a conflict of potential conflict exists (based on advice of counsel to an indemnified party) between such indemnified party and the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels. An indemnifying party shall not be liable for any settlement or any action or claim effected without its written consent (which consent shall not be unreasonably withheld).

                           (4) Contribution. If the indemnification provided for
herein from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to herein, then the indemnifying party, to the extent such indemnification is unavailable, in lieu of indemnifying such indemnified party, shall contribute

                                                   Page    24    of   24   Pages
                                                        --------    ------


to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions that resulted in such losses, claims, damages, liabilities or expenses. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in subparagraph (3) hereof, any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

                  If indemnification is available hereunder, the indemnifying parties shall indemnify each indemnified party to the full extent provided in subparagraphs (1) and (2) hereof without regard to the relative fault of said indemnifying parties or indemnified party.